Exhibit 99.2

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 20, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi, Mr. Ron Al Dor, or any of them with power of substitution in each, are hereby authorized to represent the undersigned at the 2015 Annual General Meeting of Shareholders of Sapiens International Corporation N.V. (the “Company”) to be held at the Company's registered office located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on Wednesday, May 20, 2015 at 10:00 am (Curaçao time), and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Common Shares, par value 0.01 Euro per share, of the Company, as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

MAY 20, 2015

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing.

20730303030003000000 1	051211

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		PROPOSAL	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1.	To re-elect the following persons as directors of the Company for a term expiring at the Company’s annual general meeting of shareholders in 2016: (a) Guy Bernstein;	☐	☐	☐
		(b) Eyal Ben-Chlouche	☐	☐	☐
		(c) Roni Al Dor	☐	☐	☐
		(d) Yacov Elinav	☐	☐	☐
		(e) Uzi Netanel	☐	☐	☐
		(f) Naamit Salomon	☐	☐	☐
		(g) United International Trust N.V..	☐	☐	☐
	2.	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2014	☐	☐	☐
	3.	Adoption of the Company’s 2014 Consolidated Balance Sheets, Consolidated Statements of Operations (profit and loss account) and Cash Flows	☐	☐	☐
	4.	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2014	☐	☐	☐
	5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company for 2015 and authorization of the Board of Directors and/or its Audit Committee to fix their compensation	☐	☐	☐
	6	Approval of distribution of dividend of $0.15 per Common Share on June 1, 2015 to all shareholders of record on May 21, 2015	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

- 2 -